EXHIBIT 31.3

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND PRESIDENT PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002**

<u>CERTIFICATION</u>

I, Roy T. K. Thung certify that:

     1. I have reviewed this annual report on Form 10-K/A Amendment No. 1 of Independence Holding Company;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Date: March 16, 2020

<u>/s/ Roy T. K. Thung</u>
Roy T. K. Thung
Chief Executive Officer and Chairman of the Board of Directors